1099 18TH STREET, SUITE 2150 — DENVER, CO 80202 — 303-390-0003 — TELECOPIER: 303-390-0177
303-390-0179
Email: dathayer@jacksonkelly.com
May 12, 2008
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Colorado Goldfields Inc. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-148622
Dear Mr. Schwall:
     Enclosed for filing via EDGAR on behalf of Colorado Goldfields Inc. is Amendment No. 3 to the Registration Statement on Form S-1 (formerly filed on Form SB-2 on January 11, 2008.)
     We have filed this amendment in connection with the Staff’s verbal comment to add to the Exhibit List in Part II of the Registration Statement the Addendum to the Letter of Intent dated March 12, 2008 between Colorado Goldfields Inc. and C.P. Victor Salas Gamero, Ing., Victor Salas Martos, and Liliana Salas of Besmer, S.A. de C.V. which was originally filed with the SEC as Exhibit 10.1 to Form 8-K on May 5, 2008. We have added the Addendum as Exhibit 10.11 to the Exhibit List of the amended Registration Statement.
     In addition, as discussed with the Staff, in connection with the Addendum to the Letter of Intent referenced above, we propose to make the following changes to the final prospectus filed pursuant to Rule 424(b) of the Securities Act of 1933:
     Under “Business and Properties — Letter of Intent for Mexican Silver Mining Company” (page 14 of Amendment No. 2 to the S-1), we propose to make the changes shown in italics and bold to the 1st, 4th and 5th paragraphs of that section:
     Paragraph 1: On March 12, 2008, we entered into a Letter of Intent (“LOI”) to potentially acquire 75% of the outstanding shares of Besmer, S.A. de C.V. (Besmer), of Durango, Mexico from its three shareholders. Besmer is currently operating the El Barreno,

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
May 12, 2008

Remedios, and La Zacatecana silver mines in the states of Zacatecas and Durango, Mexico, and also operates the Bocas Hacienda flotation mill near Suchil, Mexico. In connection with execution of the LOI, we made a $50,000 earnest money deposit with the selling shareholders. On April 30, 2008, we entered into an Addendum to the Letter of Intent which extended our due diligence review period and the date by which definitive agreements need to be reached as described below.
     Paragraph 4: The LOI, as amended, provides us with a due diligence period which expires on May30, 2008 under which we will have full access to Besmer’s (i) management and financial and legal advisers, and (ii) books, records, contracts, technical reports and other documents. In addition, the LOI contains a no-shop clause whereby the sellers have agreed not to pursue, solicit or negotiate with other parties for the sale of their stock or control of Besmer until the LOI is terminated.
     Paragraph 5: Under the terms of the LOI, either party may terminate the LOI during the due diligence period. In addition, the LOI will automatically terminate if definitive agreements are not entered into by June 7, 2008. With respect to the $50,000 earnest money deposit we made with the shareholders, such fee is non-refundable unless during our due diligence efforts we discover material discrepancies in connection with Besmer’s financial, legal, property ownership or environmental matters or operating conditions.
     Please feel free to contact me if you have any comments or questions.
Very truly yours,
/s/ David A. Thayer
David A. Thayer, Esq.

cc:	Todd C. Hennis & C. Stephen Guyer, Colorado Goldfields Inc. (via email)